MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

December 21, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 20, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

Dec 12/28

17344111

File No. 82-4406

SCHWARZ
PHARMA

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Press Release - Rotigotine in Advanced Parkinson's Disease Shows Positive Trial Results

Rotigotine in Advanced Parkinson's Disease Shows Positive Trial Results

Phase III trial results shows statistically significant and clinically relevant reduction in 'off' time. The results support the favorable data of previous trials with rotigotine.

SCHWARZ PHARMA announced today that the response of patients with advanced stage of Parkinson's disease treated with the rotigotine transdermal system as adjunctive therapy showed statistically significant and clinically relevant reduction in 'off' time when compared to placebo treated patients. Results of the study showed that both primary endpoints for the U.S. and Europe were achieved and the product appeared to be well tolerated. Also a favorable increase in 'on' time without troublesome dyskinesia was observed. Over 90% of patients who completed the trial continued in an open-label extension trial.

In this phase III trial performed in Europe and other regions, 506 patients with advanced stage idiopathic Parkinson's disease were randomized. This double-blind, placebo- and active-comparator (pramipexole) controlled trial had an up to 7-week titration phase and a 16-week maintenance phase. Rotigotine transdermal system was added to stable levodopa treatment. The primary parameters were change from baseline in the absolute 'off' time (U.S.) and response rate (Europe). Response was defined as a decrease in absolute 'off' time from baseline by at least 30%. Non-inferiority to pramipexole was also shown. The most common adverse events associated with the use of rotigotine transdermal system were application site reactions as well as nausea and vomiting.

"In this trial, rotigotine transdermal system as adjunctive therapy in patients with advanced stage Parkinson's disease showed good efficacy, tolerability and safety," said Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG. "We are especially encouraged by the noticeable increase in 'on' time without troublesome dyskinesia – an important parameter for patients."

Parkinson's disease is a disorder of the central nervous system. The patients - roughly four million worldwide - suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the coordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com

Corporate Communications: Antje Witte, Tel:+49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual

results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.